VIA E-MAIL

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:      Allure Worldwide, Inc.

Registration Statement on Form S-1

Filed January 2, 2020, as amended January 8, 2020

File No. 333-234815

To Whom it May Concern:

The following is response to the comment letter received on January 17th, 2020.

Form S-1 filed January 2, 2020, as amended January 8, 2020

1.       We note your deletion of language in the summary of the offering on page 8 regarding when the funds may be released from escrow. Please revise your summary to state clearly the circumstances in which funds may be released.

Language reinserted and clarified.

2.       We note your revisions in response to prior comment 2. Given your anticipated proceeds of the offering as disclosed on page 17, please tell us how you intend to finance an acquisition of a business having a fair value of at least $336,000 or 80 percent of the maximum offering proceeds, as you indicate in your revised disclosure.

It is anticipated that the main consideration for the acquisition shall be an exchange of shares possibly even with no cash at all utilizing the cash for costs of the acquisition.

Selling Shareholder, page 18

3.	We note your response to prior comment 8 that you are a Nevada corporation with the articles of incorporation you have filed and your disclosure on pages 6 and 22 and in Note 1 in your audited financial statements, that you are a Florida Corporation.

Revised to state Florida.

Division of Corporation Finance

Office of Healthcare & Insurance

Directors, Executive Officers, Promoters, and Control Persons, page 29

4.	We note your response to prior comment 4. Please disclose each officers business experience within the past five years including each company where they worked as a director or executive officer during that time and clearly describe when they worked in such positions and the nature of their responsibilities. Refer to Item 401(e) Regulation S-K.

Additional detail added.

Certain Relationships and Related Transactions, page 33

5.	We note your response to prior comment 5. Please revise your disclosure to indicate the amount of expenses paid by Robert Bubeck. Also revise to indicate the amount of consideration given for the shares in each of the noted transactions. See Item 404(e) of Regulation S-K.

Expense and consideration information added.

Exhibits and Financial Statement Schedules, page F-14

6.	Please reconcile your response to prior comment 8 that you are a Nevada corporation with the articles of incorporation your have filed and your disclosure on pages 6 and 22 and in Note 1 in your audited financial statements, that you are a Florida Corporation.

Revised to consistently show the Florida corp.

Exhibit 23, 1, page EX-23

7.	Please include an updated consent from your independent registered public accounting firm.

Updated consent attached.

Sincerely,

/s/ Robert Bubeck

Robert Bubeck

Allure Worldwide, Inc.

cc:	William Demarest

Jennifer Monick

Ruairi Regan

David Link